UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

AGCO CORPORATION

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

001084102

(CUSIP Number)

Joel F. Herold, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001084102

1	NAMES OF REPORTING PERSONS Tractors and Farm Equipment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,305,858
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,305,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,305,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 001084102

1	NAMES OF REPORTING PERSONS TAFE Motors and Tractors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 216,315
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 216,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 001084102

1	NAMES OF REPORTING PERSONS Mallika Srinivasan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,139
	8	SHARED VOTING POWER 5,305,858
	9	SOLE DISPOSITIVE POWER 2,139
	10	SHARED DISPOSITIVE POWER 5,305,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,307,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This Schedule 13D relates to shares of the common stock (the “Common Stock”) of AGCO Corporation (the “Issuer”), the principal executive offices of which are located at 4205 River Green Parkway, Duluth, Georgia 30096.

Item 2.  Identity and Background

(a)-(c) and (f) This statement is being filed jointly on behalf of Tractors and Farm Equipment Limited, a corporation organized under the laws of the Republic of India (“TAFE”), TAFE Motors and Tractors Limited, a corporation organized under the laws of the Republic of India (“TAFE Motors and Tractors”), and Ms. Mallika Srinivasan, a citizen of the Republic of India (collectively, the “Reporting Persons”).  TAFE and TAFE Motors and Tractors (together, the “Companies”) are principally engaged in the business of manufacturing tractors and their related components.  Ms. Srinivasan serves as the chairman of the board of directors and chief executive officer of each of the Companies.  The principal business address of each of the Reporting Persons, and the principal office address of each of the Companies, is No. 35 Nungambakkam High Road, Chennai 600034.

As a result of direct and indirect securities holdings, Amalgamations Private Limited (“Amalgamations”) may be deemed to control the Companies.  Exhibit A hereto identifies persons through whom Amalgamations may be deemed to control the Companies.  Amalgamations, an Indian corporation, is a diversified holding company with its principal place of business and principal office at No. 124 Dr. Radhakrishnan Salai, Chennai 600004.  The filing of this Schedule 13D, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exists.

The name, citizenship, occupation and principal business address of each of the directors and executive officers of the Companies are listed in Exhibit B hereto.  The name, citizenship, occupation and principal business address of each of the directors and executive officers of Amalgamations are listed in Exhibit C hereto.  The name, citizenship, occupation and principal business address of each of the directors and executive officers of persons through whom Amalgamations may be deemed to control the Companies are listed in Exhibit A hereto.

(d) None of the Reporting Persons, nor any of their respective directors or executive officers (if applicable), nor any of the persons listed on Exhibit A, Exhibit B or Exhibit C, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor any of their respective directors or executive officers (if applicable), nor any of the persons listed on Exhibit A, Exhibit B or Exhibit C, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Except for the 2,139 shares that Ms. Srinivasan holds directly and that were awarded to her under the AGCO Corporation 2006 Long-Term Stock Incentive Plan for her services as a director of the Issuer, the source of the funds used by the Reporting Persons to purchase the reported shares, pursuant to the Initial Purchase Plan (as defined in Item 6 below) and the Current Purchase Plan (as defined in Item 6 below), was the working capital of TAFE or of TAFE Motors and Tractors.  The Reporting Persons paid a total of $251,106,514.54 (exclusive of brokers’ commissions and other administrative costs) to purchase the reported shares.  Ms. Srinivasan did not pay for the shares that were awarded to her under the AGCO Corporation 2006 Long-Term Stock Incentive Plan.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes.  The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, and business development, the Issuer’s management, Issuer-related competitive and strategic matters and general economic, financial market and industry conditions, as well as other investment considerations.  In addition, the Reporting Persons expect to acquire additional Common Stock pursuant to the Current Purchase Plan (as defined in Item 6 below), in the public markets, in privately negotiated transactions or otherwise and may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as discussed above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) through 4(j) of Schedule 13D; however, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the foregoing considerations, discussions and other factors.

See Item 6 for a description of the Current Purchase Plan adopted by TAFE and TAFE Motors and Tractors.

Item 5.  Interest in Securities of the Issuer

(a)  The aggregate percentage of shares reported owned on this Schedule 13D is based on 97,035,838 shares of Common Stock outstanding as of February 15, 2013, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 27, 2013.  As of the close of business on April 9, 2013, (i) TAFE beneficially owned 5,305,858 shares of Common Stock, which constituted approximately 5.5% of the Common Stock outstanding; (ii) TAFE Motors and Tractors beneficially owned 216,315 shares of Common Stock, which constituted approximately 0.2% of the Common Stock outstanding; and (iii) Ms. Srinivasan beneficially owned 5,307,997 shares of Common Stock, which constituted approximately 5.5% of the Common Stock outstanding, including the 2,139 shares she holds in her individual capacity.  Ms. Srinivasan disclaims beneficial ownership of the Common Stock beneficially owned by each of the Companies, and this report shall not be deemed an admission that Ms. Srinivasan is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.  Each of the Companies disclaims beneficial ownership of the 2,139 shares of Common Stock owned directly by Ms. Srinivasan in her individual capacity, and this report shall not be deemed an admission that either of the Companies is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.  TAFE Motors and Tractors disclaims beneficial ownership of the 5,089,543 shares of Common Stock purchased on behalf of TAFE under the Initial Purchase Plan and the Current Purchase Plan, and this report shall not be deemed an admission that TAFE Motors and Tractors is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(b)  For each person listed, the following table indicates the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
TAFE	0	5,305,858	0	5,305,858
TAFE Motors and Tractors	0	216,315	0	216,315
Mallika Srinivasan	2,139	5,305,858	2,139	5,305,858

(c)  See Annex A hereto.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 31, 2012, the Companies and J.P. Morgan Securities LLC (the “Broker”) entered into a Rule 10b5-1 Purchase Plan Agreement (the “Initial Purchase Plan”), a copy of which is filed without its pricing information annex as Exhibit D to this Schedule 13D, relating to the purchase of Common Stock by the Broker on behalf of the Companies.  Any description of the Initial Purchase Plan included herein is qualified in its entirety by reference to Exhibit D.

On March 1, 2013, the Companies and the Broker terminated the Initial Purchase Plan and entered into a new Rule 10b5-1 Purchase Plan Agreement (the “Current Purchase Plan”), a copy of which is filed without its pricing information annex as Exhibit E to this Schedule 13D, relating to the purchase of Common Stock by the Broker on behalf of the Companies.  The Current Purchase Plan terminates on the earliest to occur of (i) August 31, 2013, (ii) the completion of all purchases contemplated by the Current Purchase Plan, (iii) subject to certain conditions, the receipt by the Broker of TAFE’s written notice of voluntary or required termination of the Current Purchase Plan, (iv) the effective date of any merger, acquisition or similar transaction relating to the Issuer as a result of which the outstanding shares of Common Stock are to be exchanged for or converted into cash or other property (other than common equity securities of the Issuer), (v) the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Issuer or either of the Companies under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official with respect to the Issuer or either of the Companies, or the taking of any corporate action by the Issuer or either of the Companies to authorize or commence any of the foregoing, or (vi) the breach by either of the Companies of certain provisions of the Purchase Plan and receipt of notice of such breach by the Broker. Any description of the Current Purchase Plan included herein is qualified in its entirety by reference to Exhibit E.

The Issuer holds a 23.75% interest in TAFE.  TAFE supplies tractors and components to the Issuer for sale in certain markets.

Item 7.  Material to Be Filed as Exhibits

Exhibit A	Persons through whom Amalgamations may be deemed to control the Companies
Exhibit B	Directors and Executive Officers of the Companies
Exhibit C	Directors and Executive Officers of Amalgamations
Exhibit D	Rule 10b5-1 Purchase Plan Agreement, dated August 31, 2012, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)
Exhibit E	Rule 10b5-1 Purchase Plan Agreement, dated March 1, 2013, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)
Exhibit F	Joint Filing Agreement, dated as of April 5, 2013, among the Reporting Persons
Exhibit G	Limited Power of Attorney, dated as of April 5, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2013

TRACTORS AND FARM EQUIPMENT LIMITED,

by:	/s/ Matthew M. Lucas
Name: Matthew M. Lucas, attorney-in-fact*

TAFE MOTORS AND TRACTORS LIMITED,

by:	/s/ Matthew M. Lucas
Name: Matthew M. Lucas, attorney-in-fact*

/s/ Matthew M. Lucas
Matthew M. Lucas, attorney-in-fact for Mallika Srinivasan*

* This Statement on Schedule 13D was executed by Matthew M. Lucas as Attorney-In-Fact for Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and Mallika Srinivasan, pursuant to the Limited Power of Attorney granted by them and attached as Exhibit G to this Statement on Schedule 13D.

Annex A

The table below sets forth purchases of Common Stock by TAFE during the last 60 days, not including purchases by TAFE’s wholly owned subsidiary, TAFE Motors and Tractors.  All such purchases were effected pursuant to the Current Purchase Plan on the New York Stock Exchange.  All prices per share are exclusive of brokers’ fees and other administrative costs.

Date	Reporting Person who effected the purchase	Amount of Shares	Price Per Share ($) (net of commissions)
3/22/2013	TAFE	171,533	50.91 (1) (2)
3/22/2013	TAFE	1,300	51.51 (3) (2)
3/25/2013	TAFE	265,438	50.70 (4) (2)
3/25/2013	TAFE	2,200	51.29 (5) (2)
3/26/2013	TAFE	226,733	50.85 (6) (2)
3/27/2013	TAFE	224,383	50.98 (7) (2)
3/27/2013	TAFE	3,640	51.41 (8) (2)
3/28/2013	TAFE	218,493	51.83 (9) (2)
4/1/2013	TAFE	261,091	51.76 (10) (2)
4/2/2013	TAFE	309,325	50.92 (11) (2)
4/2/2013	TAFE	52,689	51.62 (12) (2)
4/3/2013	TAFE	257,475	50.29 (13) (2)
4/3/2013	TAFE	5,700	51.06 (14) (2)

(1)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $50.50 to $51.48.
(2)
The reporting person undertakes to provide to AGCO Corporation, any security holder of AGCO Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth for this row.

(3)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $51.50 to $51.51.
(4)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $50.24 to $51.23.
(5)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $51.24 to $51.40.
(6)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $50.75 to $51.20.
(7)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $50.40 to $51.39.
(8)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $51.40 to $51.43.
(9)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $51.24 to $52.00.
(10)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $51.39 to $52.00.
(11)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $50.43 to $51.42.
(12)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $51.43 to $52.00.
(13)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $49.94 to $50.93.
(14)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $50.96 to $51.17.

The table below sets forth purchases of Common Stock by TAFE Motors and Tractors during the last 60 days.  All such purchases were effected pursuant to the Current Purchase Plan on the New York Stock Exchange.  All prices per share are exclusive of brokers’ fees and other administrative costs.

Date	Reporting Person who effected the purchase	Amount of Shares	Price Per Share ($) (net of commissions)
4/3/2013	TAFE Motors and Tractors	202,415	50.09 (1) (2)
4/5/2013	TAFE Motors and Tractors	13,900	49.81 (3) (2)

(1)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $49.97 to $50.34.
(2)
The reporting person undertakes to provide to AGCO Corporation, any security holder of AGCO Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth for this row.

(3)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $49.44 to $50.00.

Transactions by Ms. Srinivasan in her individual capacity during the last 60 days: None.